



RECD S.E.C.
NOV 28 2003



03052045

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 40998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5968 Orchard Drive
(No. and Street)

Cincinnati (City) OH (State) 45230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Weston Slemmer (513) 579-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Slemmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Securities Trading, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President, Secretary and Treasurer

Title

Notary Public

KATHLEEN N. NUNLIST
Notary Public, State of Ohio
My Commission Expires Feb. 21, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).




312 Walnut Street, Suite 3000
P.O. Box 5367
Cincinnati, OH 45201-5367
513 621-8300 Fax 513 621-8345

bkd.com

Independent Accountants' Report

The Shareholder
Securities Trading, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Securities Trading, Inc. as of September 30, 2003, and related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Trading, Inc. at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

November 24, 2003

Solutions for Success


A member of
Moores Rowland
International

SECURITIES TRADING, INC.

Accountants' Report and Statement of Financial Condition

September 30, 2003



312 Walnut Street, Suite 3000
P.O. Box 5367
Cincinnati, OH 45201-5367
513 621-8300 Fax 513 621-8345
bkd.com

Independent Accountants' Report

The Shareholder
Securities Trading, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Securities Trading, Inc. as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial position of Securities Trading, Inc. at September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

November 24, 2003

Solutions
for
Success


A member of
Moores Rowland
International

SECURITIES TRADING, INC.
Statement of Financial Condition
September 30, 2003

Assets

Cash and cash equivalents	$	32,364
Marketable securities		57,807
Receivable from clearing broker		11,957
Refundable federal income tax		6,700
Furniture and equipment, at cost less accumulated depreciation of $73,514		2,166
	$	110,994

Liabilities & Shareholder's Equity

Liabilities		
Accounts payable and accrued liabilities	$	1,000
Deferred tax liabilities		1,500
Total liabilities		2,500
Shareholder's Equity		
Common stock, no par value, 750 shares authorized, 100 issued and outstanding		100
Additional paid in capital		47,964
Retained earnings		60,430
Total shareholder's equity		108,494
	$	110,994

See Notes to Financial Statement

SECURITIES TRADING, INC.

Notes to Financial Statement

September 30, 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Securities Trading, Inc. (the Company) is registered as a broker-dealer under the examining authority of the National Association of Security Dealers. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer who also maintains the customer accounts.

Concentrations of Credit Risk

The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are stated at market value. The resulting difference between cost and market is included in income. The first-in first-out method is used to determine realized gains or losses.

Depreciation

Furniture and equipment are depreciated on an accelerated basis over the estimated life of the related assets.

SECURITIES TRADING, INC.

Notes to Financial Statement

September 30, 2003

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities.

Note 2: Related Party Transactions

The Company rents office space under an operating lease agreement with its sole shareholder. Future lease commitments are on a month to month basis.

Note 3: Net Capital Requirements

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital rates would exceed 10 to 1. At September 30, 2003, the Company had net capital of $90,957 which was $40,957 greater than its required net capital of $50,000. The Company's net capital ratio was 0.03 to 1.

Note 4: Income Taxes

Net deferred tax liabilities of $1,500 in the accompanying statement of financial condition result from unrealized gains on marketable securities at September 30, 2003.